September 21, 2009

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Patrick Gilmore, Accounting Branch Chief

Dear Mr. Gilmore:

We have received your letter of September 9, 2009 regarding your review of our Form 10-K for our fiscal year ended March 31, 2009, File No. 000-29174.

We are in the process of preparing a response to your letter. As we informed Ms. Jan Woo on September 21, 2009, we respectfully inform you that we will reply to you on or before October 2, 2009.

Thank you for your consideration. If you have any questions regarding this request, please contact me at 510-713-4656.

Sincerely,

/s/ Tom Kaweski
Tom Kaweski
Associate General Counsel

cc.	Jan Woo, Staff Attorney, SEC

Gerald P. Quindlen, CEO, Logitech International S.A.

Steven V. Bernard, Wilson Sonsini Goodrich & Rosati P.C.